Filed by The Shaw Group Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Shaw Group Inc.

Commission File No.: 001-12227

From: Black, Amy On Behalf Of Smith, Eli

Sent: Monday, July 30, 2012 5:00 PM

Subject: Shaw to be Acquired by CB&I

You have likely heard the news that was announced on Monday morning in the U.S. regarding Shaw Group being acquired by Chicago Bridge and Iron. Attached is a message from Shaw’s founder, President and CEO, Jim Bernhard regarding the acquisition.

In addition to Jim’s message, I would like to share with you my belief that this acquisition will result in a stronger, more capable company that will be able to provide you with solutions to meet any goal or challenge that you face. If you should have any questions or concerns about what this acquisition might mean for you, I hope you will feel free to reach out to me or to any of the Shaw leaders with whom you normally interact. As I said, we’re excited about this acquisition by CB&I and anxious to share with you our thoughts as well address any of your questions.

Thanks for the confidence you place in us.

Eli Smith

President and Chief Operating Officer

Shaw Power Group

128 South Tryon Street

Charlotte, NC 28202

704.331.6160 Direct

eli.smith@shawgrp.com

Shaw™ a world of Solutions™

www.shawgrp.com

July 30, 2012

Subject: Shaw to be Acquired by CB&I

Dear Shaw Stakeholder:

This morning, we announced Shaw has signed an agreement to be acquired by CB&I. We believe this is an exciting opportunity and that the transaction will make our combined companies stronger and able to offer more services to our customers.

The combination of Shaw and CB&I will create one of the world’s largest engineering and construction companies focused on the global energy industry. CB&I is a leading engineering, procurement and construction companies and a major process technology licensor. They provide a comprehensive range of solutions to customers in the energy and natural resource industries.

Each company has services that are complementary. Shaw’s leadership position in the power, environmental and infrastructure industries will complement CB&I’s current business and allow both companies to provide extended services and offerings to our customers.

This transition will take some time as there are regulatory and shareholder approvals required. The transaction currently is expected to close during the first calendar quarter of 2013. During that transition period, Shaw will continue to operate in the normal course of business on all projects with the same customer and vendor contacts.

We appreciate your support. Please do not hesitate to contact us with any questions you have during this process.

Sincerely,

J.M Bernhard Jr.

Chairman, President and Chief Executive Officer

The Shaw Group Inc.®

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chicago Bridge & Iron Company N.V. (“CB&I”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw. INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE

41 71 ESSEN LANE , BATON ROUGE , LA 70809

THE SHAW GROUP INC.®

PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2012. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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From: Jenkins, Jeff [mailto:Jeff.Jenkins@shawgrp.com]

Sent: Tuesday, July 31, 2012 11:12 AM

Subject: Shaw to be Acquired by CB&I

You have likely heard the news that was announced on Monday morning in the U.S. regarding Shaw Group being acquired by Chicago Bridge and Iron. Attached is a message from Shaw’s founder, President and CEO, Jim Bernhard regarding the acquisition.

In addition to Jim’s message, I would like to share with you my belief that this acquisition will result in a stronger, more capable company that will be able to provide you with solutions to meet any goal or challenge that you face. If you should have any questions or concerns about what this acquisition might mean for you, I hope you will feel free to reach out to me or to any of the Shaw leaders with whom you normally interact. As I said, we’re excited about this acquisition by CB&I and anxious to share with you our thoughts as well address any of your questions.

It is my sincere belief that we will be able to continue to deliver first in class services and now offer even more capabilities to help solve your toughest challenges.

Thanks for the confidence you place in us.

Jeffrey S. Jenkins

Chief Operating Officer

Shaw Environmental & Infrastructure

4171 Essen Lane

Baton Rouge, LA 70809

225-987-7256

225-281-4190 (cell)

Shaw™ a world of Solutions™

www.shawgrp.com

July 30, 2012

Subject: Shaw to be Acquired by CB&I

Dear Shaw Stakeholder:

This morning, we announced Shaw has signed an agreement to be acquired by CB&I. We believe this is an exciting opportunity and that the transaction will make our combined companies stronger and able to offer more services to our customers.

The combination of Shaw and CB&I will create one of the world’s largest engineering and construction companies focused on the global energy industry. CB&I is a leading engineering, procurement and construction companies and a major process technology licensor. They provide a comprehensive range of solutions to customers in the energy and natural resource industries.

Each company has services that are complementary. Shaw’s leadership position in the power, environmental and infrastructure industries will complement CB&I’s current business and allow both companies to provide extended services and offerings to our customers.

This transition will take some time as there are regulatory and shareholder approvals required. The transaction currently is expected to close during the first calendar quarter of 2013. During that transition period, Shaw will continue to operate in the normal course of business on all projects with the same customer and vendor contacts.

We appreciate your support. Please do not hesitate to contact us with any questions you have during this process.

Sincerely,

J.M Bernhard Jr.

Chairman, President and Chief Executive Officer

The Shaw Group Inc.®

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chicago Bridge & Iron Company N.V. (“CB&I”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw. INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE

41 71 ESSEN LANE , BATON ROUGE , LA 70809

THE SHAW GROUP INC.®

PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2012. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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